File No. 82-1548
12g3-2(b) Exemption

09047446

Third Quarter

Ended June 30, 2009

SUPPL



WIRELESS2 TECHNOLOGIES INC

DLW 12/8

WIRELESS2 Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	June 30 2009 $	September 30 2008 $
ASSETS		
Current		
Cash	**1,816,607**	2,345,722
Accounts Receivable	**353,859**	282,098
Inventory	**358,282**	401,502
Prepaids	**34,616**	34,483
	2,563,364	3,063,805
Investment	**50,000**	-
Property and Equipment	**51,867**	42,429
Other assets	**11,979**	12,959
	2,677,210	3,119,193
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**225,630**	428,405
Deferred revenue	**43,877**	6,626
Income taxes payable	**-**	40,440
	269,507	475,471
SHAREHOLDERS' EQUITY		
Share capital	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Cumulative translation adjustment	**(193,526)**	(232,224)
Deficit	**(12,300,192)**	(12,025,475)
	2,407,703	2,643,722
	2,677,210	3,119,193

See accompanying notes to consolidated financial statements

On behalf of the Board

"D.H. Blakeway" *(signed)*

Director

"K.R. Tolmie" *(signed)*

Director

WIRELESS2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2009	2008	**2009**	2008
	$	$	**$**	$
Revenues	**711,841**	701,244	**2,157,078**	2,372,310
Cost of sales	**449,562**	445,017	**1,419,837**	1,434,153
Gross Profit	**262,279**	256,227	**737,241**	938,157
Sales and marketing	**103,519**	113,830	**362,008**	374,773
Depreciation and amortization	**5,109**	3,327	**15,115**	9,219
General and administration	**190,753**	147,089	**492,452**	408,735
Research and development	**72,740**	37,553	**205,633**	144,537
Financing charges	**3,485**	1,289	**20,563**	4,128
Foreign exchange loss (gain)	**62,794**	(6,104)	**(73,512)**	8,972
	438,400	296,984	**1,022,259**	950,364
Income (loss) before income taxes	**(176,121)**	(40,757)	**(285,018)**	(12,207)
Incomes taxes	**-**	4,461	**(10,301)**	4,863
Income (loss) from continuing operations	**(176,121)**	(45,218)	**(274,717)**	(17,070)
Income (loss) from discontinued operations	**-**	108,294	**-**	108,294
Net Income (Loss)	**(176,121)**	63,076	**(274,717)**	91,224
Net Income (loss) per share				
Basic and diluted	**(0.01)**	0.00	**(0.02)**	0.00
Weighted average number of shares				
Basic and diluted	**18,758,642**	18,789,892	**18,758,642**	18,789,892

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Consolidated Statements of Shareholders' Equity and Comprehensive Loss (Unaudited)
Six Months Ended June 30, 2009 and 2008

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Comprehensive Loss $	Total Shareholders' Equity $
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)	-	2,573,460
Foreign currency translation income (loss)	-	-	27,125	-	27,125	27,125
Net income (loss)	-	-	-	91,224	91,224	91,224
Balance at June 30, 2008	14,500,112	401,309	(252,384)	(11,957,228)	118,349	2,691,809
Balance at September 30, 2008	14,500,112	401,309	(232,224)	(12,025,475)	-	2,643,722
Foreign currency translation income (loss)	-	-	38,698	-	38,698	38,698
Net income (loss)	-	-	-	(274,717)	(274,717)	(274,717)
Balance at June 30, 2009	14,500,112	401,309	(193,526)	(12,300,192)	(236,019)	2,407,703

See accompanying notes to consolidated financial statements

WIRELESS2 Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2009	2008	**2009**	2008
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss	**(176,121)**	(45,218)	**(274,717)**	(17,070)
Items not involving cash:				
Depreciation and amortization	**5,109**	3,327	**15,115**	9,219
Foreign exchange adjustment	**(18,231)**	2,956	**49,721**	23,004
Non-cash working capital changes	**(13,382)**	669,721	**(234,638)**	510,535
Cash flows of continuing operations	**(202,625)**	630,786	**(444,519)**	525,688
Cash flows of discontinued operations	**-**	108,294	**-**	108,294
	(202,625)	739,080	**(444,519)**	633,982
INVESTING ACTIVITIES				
Property and equipment acquisitions	**(2,342)**	(4,382)	**(18,762)**	(8,586)
Investment	**-**	-	**(50,000)**	-
	(2,342)	(4,382)	**(68,762)**	(8,586)
FINANCING ACTIVITIES				
Repayment of loans payable	**-**	-	**(15,834)**	-
	-	-	**(15,834)**	-
Net (decrease) increase in cash	**(204,967)**	734,698	**(529,115)**	625,396
Cash, beginning of period	**2,021,574**	1,550,331	**2,345,722**	1,659,633
Cash, end of period	**1,816,607**	2,285,029	**1,816,607**	2,285,029
Supplementary Cash Flow Disclosure				
Interest Paid	-	-	-	-
Income taxes paid	**15,834**	4,461	**40,440**	4,863

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGES IN ACCOUNTING POLICIES

CICA Handbook Section 1400, *General Standards of Financial Statement Presentation,* requires an entity to assess and disclose an entity's ability to continue as a going concern. This Section is applicable financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 3031, *Inventories*, provides more guidance and disclosure requirements for inventories. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The change in accounting policy did not have a material effect on the consolidated financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company is currently evaluating the impact the adoption of IFRS will have on the Company's consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2008 as set out in the Company's Annual Report.

4. SUPPLEMENTARY CASH FLOW INFORMATION

Change in non-cash working capital

	2009	2008
	$	$
Accounts receivable	**(71,761)**	66,502
Holdback receivable	**-**	555,278
Inventory	**43,220**	(63,496)
Prepaids	**(133)**	(4,453)
Accounts payable and accrued liabilities	**(202,775)**	(52,715)
Customer deposits	**37,251**	9,419
Income taxes payable	**(40,440)**	-
	(234,638)	510,535

5. LOANS PAYABLE

	2009 $	2008 $
Loan payable, unsecured without interest	-	9,695
4% Notes Payable, unsecured	-	9,694
	-	19,389

6. LEGAL DISPUTE

The Company is named as a defendant in a lawsuit in Tennessee claiming that the Company in 2006 breached a non-compete clause contained in a 2005 asset sale agreement. Management believes the suit has no merit and is defending against the suit. No accrual for any damages has been made in the Company's accounts as the Company does not believe there is any basis to accrue one. Legal defense fees are being expensed as incurred and amounted to approximately US$93,000 in the third quarter.

7. INVESTMENT

Wireless2 has made a $50,000 investment in RFind System, Inc. (RFind). This equates to approx 1.14% of the outstanding issued fully diluted shares of RFind. RFind is a Radio Frequency Identity Device (RFID) technology developer and system provider. RFind has received numerous awards for its patent pending Real Time Location System (RTLS) Tag to Tag communication technology. Subsequent to the investment Wireless2 placed one nominee on RFind's Board of Directors.

Management Discussion & Analysis
as at August 24, 2009

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2008 Annual Report.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2008 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on SEDAR at www.sedar.com

The attached financial statements have not been reviewed by the Company's auditors.

General Overview
Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. Since 2006, the Company only operates in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Results of Operations
The consolidated financial statements for the third quarter and nine months ended June 30, 2009 include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the third quarter ended June 30, 2009 were $711,841 ($2,157,078 for the nine months) compared to $701,244 ($2,372,310 for the nine months) for the same period last year. Gross profit for the third quarter was 37% (34% for the nine months) of revenues compared to 37% (40% for the nine months) in the prior year. The decrease in revenues is the result of weakened economic conditions while the changes in gross profit percentage are attributable to the changes in sales volumes against which overheads may be absorbed and from the product mix of sales. The weakened economic conditions are expected to continue through the fourth quarter.

Expenses increased $141,416 or 48% ($71,895 or 8% for the nine months) to $438,400 ($1,022,259 for the nine months) from $296,984 ($950,364 for the nine months) in 2008. The increase in the 3rd quarter is mainly the result of increased professional fees of $42,812 ($56,075 for the nine months) partially offset by a foreign exchange loss of $62,794 (a gain of $73,512 for the nine months) as compared to fiscal 2008.

The net loss for the third quarter was $176,121 and $0.01 per share ($274,717 for the nine months and $0.02 per share). This compares to net income $63,076 and $0.00 per share ($91,224 and $0.00 per share for the nine months) in 2008.

Quarterly Results (Unaudited)	3rd Qtr 2009 $	2nd Qtr 2009 $	1st Qtr 2009 $	4th Qtr 2008 $
Revenues from continuing operations	711,841	754,689	690,548	787,692
Income (loss) before discontinued operations	(176,121)	(86,298)	(12,869)	(68,247)
Income (loss) from discontinued operations	-	-	-	-
Net income (loss)	(176,121)	(86,298)	(12,869)	(68,247)
Net income (loss) per share - Basic and diluted	(0.01)	(0.01)	(0.00)	0.00

Quarterly Results	3rd Qtr 2008 $	2nd Qtr 2008 $	1st Qtr 2008 $	4th Qtr 2007 $
Revenues from continuing operations	701,244	898,482	772,584	947,986
Income (loss) before discontinued operations	(45,218)	37,539	(9,391)	(114,322)
Income (loss) from discontinued operations	108,294	-	-	(28,959)
Net income (loss)	63,076	37,539	(9,391)	(143,281)
Net income (loss) per share - Basic and diluted	0.00	0.00	(0.00)	(0.01)

The fluctuation in revenues is attributable to the changes in the level of purchasing under major government agencies purchase orders. A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2008 and 2007 were reduced as the average exchange rate fell from 1.14 in 2006 to 1.00. The exchange rate for the three quarters of 2009 averaged 1.22.

Liquidity
Working capital at June 30, 2009 was $2,293,857, a decrease of $294,477 from September 30, 2008.

In the second quarter, operating activities used cash of $202,625 ($444,519 for the nine months) compared to generating cash of $630,786 ($525,535 for the nine months) in 2008. Investments in property and equipment used cash of $2342 (18,762 for the nine months) compared to $4,382 in 2008 ($8,586 for the nine months) in 2008. In 2009, the Company invested $50,000 in RFind Systems Inc., a private corporation. In addition, the Company repaid loans payable of $15,834.

Capital Resources
At June 30, 2009, the Company had working capital of $2,293,857 as compared to $2,588,334 at September 30, 2008. The Company has no long term debt and had 18,758,642 common shares issued and outstanding at June 30, 2009.

The Company had no commitments for material capital expenditures as of June 30, 2009.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated. The Company has no investments in asset backed commercial paper.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual Obligations	Total	Payments Due by Period Less than 1 year	1-3 years	4 – 5 Years	After 5 years
Debentures Payable		-		-	-
Operating Leases	582,600	79,085	162,820	165,145	175,550
Loans Payable	-	-	-	-	-
Total Contractual Obligations	582,600	79,085	162,820	165,145	175,550

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
Management fees of $17,250 ($53,750 for the nine months compared to $19,500 ($58,500 for the nine months) were charged by companies controlled by individuals who are officers or directors of the Company.

Legal Matters
The Company is named as a defendant in a lawsuit in Tennessee claiming that the Company is 2006 breached a non-compete clause contained in a 2005 asset sale agreement. Management believes the suit has no merit and is defending against the suit. No accrual for any damages has been made in the Company's accounts as the Company does not believe there is any basis to accrue one. Legal defense fees are being expensed as incurred and amounted to approximately US$71,500 in the third quarter.

Subsequent Events
None

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates, and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Looking forward
Wireless2 has been looking at business opportunities and will continue to search for technologies which will provide growth opportunities and shareholder value.

Wireless2 has made a $50,000 investment in RFind Systems, Inc. (RFind). This investment equates to approx 1.14% of the outstanding issued fully diluted shares of RFind. RFind is a Radio Frequency Identity Device (RFID) technology developer and system provider. RFind has received numerous awards for its patent pending Real Time Location System (RTLS) Tag to Tag communication technology. This unique communication intellectual propriety technology uses trilateral targeting algorithms allowing RFind's inexpensive tags to talk to each other. With RFind technology, there is no need for an enormous

capital infrastructure investment of bulky and expensive Wi-Fi towers, cabling and multiple Real Time Location System (RTLS) readers that all other RFID solution providers require. Wireless2 subsequent to the investment placed a nominee on RFind's board of directors.

At present, Tactical continues to be successful in its field and generates approximately $3.0 million in revenues annually. Tactical had a backlog of approximately $386,000 at June 30, 2009 which is down approximately 40% from prior period backlogs.

This decreased backlog is a result of overall underperformance in all sectors of the US economy including law enforcement. Early in the 3rd quarter Tactical has increased activity in responding to RFP's and quotations to government agencies and expects these quotations to result in increased sales activity in the fourth quarter of 2009 and into the first quarter of 2010. Tactical expects to achieve positive net earnings for fiscal 2010.

Risk Management

Capital risk management

Management defines capital as long term debt plus shareholders' equity which includes accumulated other comprehensive loss. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Financial Risk Management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company may use foreign exchange forward contracts to manage exposure to fluctuations in foreign exchange from time to time. The Company does not have a practice of trading derivatives and has none outstanding at June 30, 2009.

Interest Rate Risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

Foreign Exchange Risk

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time.

Credit Risk

Credit Risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash and cash equivalents by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts and holdback receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining cash deposits from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

Liquidity Risk
The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, the Company manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's anticipated normal and budgeted operating and capital expenditures.

Business risks
Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at June 30, 2009.

Changes in accounting policies
CICA Handbook Section 1400, *General Standards of Financial Statement Presentation,* requires an entity to assess and disclose an entity's ability to continue as a going concern. This Section is applicable financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 3031, *Inventories*, provides more guidance and disclosure requirements for inventories. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The change in accounting policy did not have a material effect on the consolidated financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company is currently evaluating the impact the adoption of IFRS will have on the Company's consolidated financial statements.

Disclosure Controls and Procedures
The Chief executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequately designed and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would have been known to them as of the fiscal year ended September 30, 2008 and as of nine months ended June 30, 2009.

As well, as of the end of the fiscal year ended September 30, 2008 and as of nine months ended June 30, 2009, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequately to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2008 and the nine months ended June 30, 2009, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"

President & Chief Executive Officer
August 24, 2009

"Ian M. Brown"

Chief Financial Officer
August 24, 2009

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
WIRELESS2 Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Bernhard J. Zinkhofer*
Director
WIRELESS2 Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
WIRELESS2 Technologies Inc.

Kenneth R. Tolmie*
Director, Audit Committee Chairman
WIRELESS2 Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

Lynn J. Blakeway
Vice-President
WIRELESS2 Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

WIRELESS2 Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Common Shares Authorized: Unlimited

Bankers: **Toronto Dominion Bank**

Common Shares Issued: 18,758,642
(at August 24, 2009)